This document is being filed  pursuant to Rule 425 under the Securities Act of  1933.  It  does  not  constitute  an  offer  for  the  sale  of  securities.
Shareholders of HS Resources, Inc. and other investors are urged to read the proxy statement/prospectus in the registration statement on Form S-4 filed on May 30, 2001 by Kerr-McGee Holdco, Inc. in connection with the merger. These materials will contain important information about HS Resources, Inc., Kerr-McGee Corporation, the merger, the people soliciting proxies relating to the merger, their interests in the merger and related matters.

     In addition to the registration statement containing the proxy statement/prospectus filed in connection with the merger, HS Resources, Inc. and Kerr-McGee file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by HS Resources, Inc. or Kerr-McGee Corporation at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Kerr-McGee Corporation's and HS Resources, Inc.'s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus, and these other documents may also be obtained from Kerr-McGee by directing a request through the investor relations portion of Kerr-McGee's website at Kerr-McGee.com or by mail to Kerr-McGee Corporation, Investor Relations, P.O. Box 25861, Oklahoma City, OK 713125.

     Statements in this document regarding the company's or management's intentions, beliefs or expectations including the number of ultimate prospects, timing and order for drilling prospects, timing of installation of production facilities and first production and timing of completion of the merger are "forward-looking statements" within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the risk that the businesses will not be integrated successfully, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's oil and gas business supplies raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this document.

            Kerr-McGee Granted Early Termination of Hart-Scott-Rodino
            ---------------------------------------------------------
                  Waiting Period for HS Resources Acquisition
                  -------------------------------------------

     OKLAHOMA CITY (June 6, 2001) - Kerr-McGee Corp. (NYSE: KMG) announced today that it has been granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, in regards to the $1.7 billion acquisition of HS Resources, Inc. (NYSE: HSE).
     Kerr-McGee announced the signing of a definitive agreement with HS Resources to acquire all of the outstanding shares of HS Resources on May 14, 2001. The agreement, unanimously approved by the boards of directors of both companies, provides that Kerr-McGee will pay $66 for each share of HS Resources' common stock. The payment consists of 70% cash and 30% Kerr-McGee common stock issued at a fixed exchange ratio of .9404 shares for each share of HS Resources' common stock.
     The transaction, which is subject to the approval of HS Resources' shareholders and other customary closing conditions, is expected to be completed during the third quarter of this year.

                                      # # #

     (Statements in this news release regarding the company's or management's intentions, beliefs or expectations including future drilling activities, estimates of recoverable reserves and production, impact on operating costs, and impact on earnings and cash flow are "forward-looking statements" within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the actual production volumes and costs, the final allocation of purchase price, the timing and success of the oil and gas exploration, exploitation and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this news release.)

CONTACT: Debbie Schramm
         (405) 270-2877